SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                AULT INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                                    051503100
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                      with a copy to:
Colin W. Dunn, Vice President and Treasurer           Peter H. Ehrenberg, Esq.
Bel Fuse Inc.                                         Lowenstein Sandler PC
198 Van Vorst Street                                  65 Livingston Avenue
Jersey City, New Jersey 07302                         Roseland, New Jersey 07068
(201) 432-0463                                        (973) 597-2350

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                September 2, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                            Bel Fuse Inc. 22-1463699
________________________________________________________________________________

2)  Check the Appropriate Box if a Member of a Group (See Instructions):

     (a) [  ]                                            (b) [  ]
________________________________________________________________________________

3)  SEC Use Only
________________________________________________________________________________

4)  Source of Funds (See Instructions):  WC
________________________________________________________________________________

5)  Check  if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e): [   ]
________________________________________________________________________________

6)   Citizenship or Place of Organization:           New Jersey
________________________________________________________________________________
     Number of                               7) Sole Voting Power:       249,900
                                             -----------------------------------
     Shares Beneficially                     8) Shared Voting Power:           0
                                             -----------------------------------
     Owned by
     Each Reporting                          9) Sole Dispositive Power:  249,900
                                             -----------------------------------
     Person With:                           10) Shared Dispositive Power:      0
                                            ------------------------------------
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:       249,900
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:  [  ]
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):            5.7%
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       CO
________________________________________________________________________________

Item 1.   Security and Issuer.

          This statement on Schedule 13D (the "Schedule 13D") relates to the shares of Common Stock, no par value (the "Common Stock"), of Ault Incorporated (the "Company") whose principal executive offices are located at 7105 Northland Terrace, Minneapolis, Minnesota 55428-1028.

Item 2.   Identity and Background.

          Bel Fuse Inc. ("Bel Fuse") is a corporation organized under the laws of the State of New Jersey. Bel Fuse is engaged in the design, manufacture and sale of products used in networking, telecommunication, automotive and consumer electronic applications. Bel Fuse maintains its principal executive offices at 198 Van Vorst Street, Jersey City, New Jersey 07302. Attached is an appendix to
Item 2 setting forth the name, present principal occupation or employment, the current business address and citizenship of each director and executive officer of Bel Fuse.

          Neither Bel Fuse nor, to the best of its knowledge, any of its directors or executive officers has ever been convicted in any criminal proceeding, nor has been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          In a series of transactions from August 17, 1999 through September 2, 1999, Bel Fuse, through its wholly-owned subsidiary, Bel Ventures Inc. ("Bel Ventures"), acquired an aggregate of 249,900 shares of Common Stock of the Company through open-market purchases. Bel Fuse paid an aggregate of approximately $1,353,396 (which amount includes the cost of commissions) for the shares of Common Stock of the Company out of the working capital of Bel Ventures. The respective dates of acquisition of the shares of Common Stock, the amount of shares of Common Stock purchased in each such acquisition, and the purchase price per share with respect to each such acquisition are set forth below:

Date of Acquisition           Number of Shares Purchased         Price Per Share

August 17, 1999                      101,000                           $5.125

August 18, 1999                       40,500                           $5.50

August 19, 1999                        9,500                           $5.50

August 20, 1999                       11,500                           $5.50

August 31, 1999                       54,500                           $5.625

September 2, 1999                     32,900                           $5.50


Item 4.   Purpose of Transaction.

          Bel Fuse acquired the Common Stock for investment purposes, and except as described below, Bel Fuse has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D.

          Bel Fuse intends to closely evaluate the performance of the Common Stock, including, but not limited to, the continued analysis and assessment of the Company's business, assets, operations, financial condition, capital structure, management and prospects. Depending upon the Company's financial condition, results of operations, future prospects and other factors which Bel Fuse deems relevant, Bel Fuse may, and hereby reserves the right to, (i) acquire additional shares of Common Stock of the Company or sell the shares Bel Fuse owns, (ii) communicate with other shareholders of the Company or persons who may desire to become shareholders of the Company regarding the replacement of the Company's executive officers, members of the Board of Directors of the Company, and/or other matters regarding the management and operation of the Company,
(iii) seek the removal of one or more members of the Company's Board of Directors and/or executive officers, (iv) seek to amend the Articles of Incorporation or By-laws of the Company to increase the size of the Board of Directors, elect one or more designees to fill any resulting vacancies, facilitate the removal of one or more directors and/or executive officers of the Company, and/or for any other purpose, (v) solicit proxies, to be used at either the Company's regular annual meeting or at a special meeting, or consents in lieu of any such meeting, for the purposes described in (iii) and/or (iv) above or for the election of one or more nominees of Bel Fuse and/or such other shareholders to the Board of Directors of the Company, (vi) seek to cause the Company to merge with or into, consolidate with, transfer all or substantially all of its assets to, or otherwise engage in any business combination with, one or more other parties (whether or not affiliated with or otherwise related to Bel Fuse), or (vii) take such other action as Bel Fuse may determine.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in the Company's Annual Report on Form 10-K for the fiscal year ended May 30, 1999, there were 4,383,787 shares of Common Stock issued and outstanding as of August 4, 1999. As of September 2, 1999, Bel Fuse beneficially owned an aggregate of 249,900 shares of Common Stock, or 5.7% of the issued and outstanding shares of Common Stock.

          Bel Fuse has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 249,900 shares of Common Stock beneficially owned by it.

          Except as described in Item 3 of this Schedule 13D, during the past sixty days, there were no transactions in the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by Bel Fuse or any person or entity controlled by Bel Fuse or any person or entity for which Bel Fuse possesses voting control over the securities thereof.

          No other person is known by Bel Fuse to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Bel Fuse.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Bel Fuse and any person or entity.


Item 7.   Material to be Filed as Exhibits.

          None

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         September 11, 1999

                                         BEL FUSE INC.




                                         Name:    /s/Colin W. Dunn
                                                  ______________________________
                                                  Colin W. Dunn
                                         Title:   Vice President and Treasurer


Attention:  Intentional  misstatements  or omissions of fact constitute  Federal criminal  violations (See 18 U.S.C. 1001).


                               APPENDIX TO ITEM 2

Name and Residence or Business                                                     Principal Employment and
Address*                                   Position with Bel Fuse Inc.             Principal Business of Employer



Elliot Bernstein**                         Executive Officer and Director          Chairman of the Board and Chief
                                                                                   Executive Officer of Bel Fuse Inc.

Daniel Bernstein**                         Executive Officer and Director          President of Bel Fuse Inc.

Howard B. Bernstein***                     Director                                Retired

Colin W. Dunn**                            Executive Officer                       Vice President and Treasurer of Bel
                                                                                   Fuse Inc.

Arnold Sutta**                             Executive Officer                       Vice President of Sales of Bel Fuse
                                                                                   Inc.

Peter Christoffer**                        Executive Officer                       Vice President of Research and
                                                                                   Development of Bel Fuse Inc.

Joseph Meccariello**                       Executive Officer                       Vice President of Manufacturing of
                                                                                   Bel Fuse Inc.

John F. Tweedy****                         Director                                Director of Public Relations of
                                                                                   Globespan Semiconductor Inc.

Robert H. Simandl*****                     Executive Officer and Director          Secretary of Bel Fuse Inc.

Peter Gilbert******                        Director                                President and Chief Executive Officer
                                                                                   of The Gilbert Manufacturing Company

John S. Johnson*******                     Director                                Independent Consultant for various
                                                                                   companies, including Bel Fuse Inc.



* All of the directors and executive officers of Bel Fuse Inc. are citizens of the United States, except for Colin W. Dunn who is an Australian citizen.

** Business address is Bel Fuse Inc., 198 Van Vorst Street, Jersey City, New Jersey 07032.

***  Residence is 21 Big Beech Lane, Colts Neck, New Jersey 07722.

**** Business  address is Globespan  Semiconductor  Inc., 100 Schulz Drive,  Red
     Bank, New Jersey 07701.

***** Business address is 24 North 3rd Avenue, Highland Park, New Jersey 08904.

****** Business address is Gilbert Manufacturing Co., 1107 Broadway, Suite 1310,
       New York, New York 10010.

******* Residence is P.O. Box 1164, Queeche, Vermont 05059.